Mail Stop 3561

February 14, 2006

Mr. Greg Henslee
Chief Executive Officer
O`Reilly Automotive, Inc.
233 South Patterson
Springfield, MO 65802

      Re: O`Reilly Automotive, Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2004
      Filed March 15, 2005
      File No. 0-21318

Dear Mr. Henslee:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

      Sincerely,

      William Choi
      Accounting Branch
Chief